# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forge Global Holdings, Inc., CIK 0001827821
CUSIP: 34629L103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4 Embarcadero Center, Floor 15, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002096073

## Reporting persons
- Kostka LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 977,987; sole dispositive power 0; shared dispositive power 977,987; aggregate amount beneficially owned 977,987 (7.11% of the class)
  Comment: Based on 13,756,621 shares of common stock, par value $0.0001 per share ("Common Stock") outstanding, as reported in the Issuer's quarterly report filed with the Securities and Exchange Commission on November 13, 2025. Includes 198,071 shares held by an entity controlled by the Reporting Person.
- Mark DeNatale: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 16,916; shared voting power 977,987; sole dispositive power 916; shared dispositive power 977,987; aggregate amount beneficially owned 994,903 (7.23% of the class)
  Comment: Based on 13,756,621 shares of Common Stock outstanding, as reported in the Issuer's quarterly report filed with the Securities and Exchange Commission on November 13, 2025. Includes 977,987 shares held by Kostka LLC, which is inclusive of 198,071 shares held by an entity controlled by Kostka LLC.
- Vince Gubitosi: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 18,000; shared voting power 977,987; sole dispositive power 2,000; shared dispositive power 977,987; aggregate amount beneficially owned 995,987 (7.24% of the class)
  Comment: Based on 13,756,621 shares of Common Stock outstanding, as reported in the Issuer's quarterly report filed with the Securities and Exchange Commission on November 13, 2025. Includes 977,987 shares held by Kostka LLC, which is inclusive of 198,071 shares held by an entity controlled by Kostka LLC.

## Item 1. Issuer
Name of issuer: Forge Global Holdings, Inc.
Address of issuer's principal executive offices: 4 Embarcadero Center Floor 15 San Francisco CA 94105

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Kostka LLC, (ii) Mark DeNatale, who is a member and manager of Kostka LLC, and (iii) Vince Gubitosi, who is a manager of Kostka LLC (each of whom may be referred to herein as a "Reporting Person" and collectively as the "Reporting Persons"). The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1.
Address of principal business office or, if none, residence: The principal business address of Kostka LLC is 108 Forest Ave, Locust Valley, NY 11560. The principal business address of Mark DeNatale and Vince Gubitosi is c/o Forge, Inc., 4 Embarcadero Center, Floor 15, San Francisco CA 94105.
Citizenship: Kostka LLC is a Delaware limited liability Company. Mark DeNatale and Vince Gubitosi are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kostka LLC: /s/ Mark DeNatale, Mark DeNatale, Manager (12/04/2025)
- Mark DeNatale: /s/ Mark DeNatale, Mark DeNatale (12/04/2025)
- Vince Gubitosi: /s/ Vince Gubitosi, Vince Gubitosi (12/04/2025)